Prospectus Supplement
(To Prospectus dated February 25, 1993)

Filed pursuant to Rule 424(b)(5)
under the Securities Act of 1933.
Registration No. 33-53366
Registration No. 333-101458

$300,000,000

Limitedbrands

6⅛% Notes due December 1, 2012

The notes will bear interest at the rate of 6⅛% per year. Interest on the notes is payable on June 1 and December 1 of each year, beginning on June 1, 2003. The notes will mature on December 1, 2012. We may redeem some or all of the notes at any time at the redemption price described herein plus accrued interest.

Investing in the notes involves risks. See "Risk Factors" beginning on page S-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading on the NASDAQ National Market System.

	Per Note	Total
Price to investors	99.573%	$298,719,000
Discount	0.650%	$ 1,950,000
Proceeds to Limited Brands, Inc. (before expenses)	98.923%	$296,769,000

The Underwriters expect to deliver the notes on or about December 3, 2002 through the book-entry facilities of The Depository Trust Company.

Joint Bookrunning Managers

JPMorgan   Salomon Smith Barney

Fleet Securities, Inc.

   HSBC

         BNY Capital Markets, Inc.

               Wachovia Securities

                     Banc One Capital Markets, Inc.

November 25, 2002

TABLE OF CONTENTS

No person has been authorized to give any information or to make any representation other than those set forth or incorporated by reference in this prospectus supplement and, if given or made, such information or representations must not be relied upon.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

- Annual Report on Form 10-K for the year ended February 2, 2002 (including the portions of the proxy statement for our annual meeting of stockholders held on May 20, 2002 incorporated by reference therein).

- Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarterly period ended May 4, 2002.

- Current Report on Form 8-K filed on May 20, 2002.

- Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2002.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216
(614) 415-7076

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements. Investors are cautioned that such forward-looking statements are subject to risks and uncertainties, including those described under "Risk Factors", many of which are beyond our control. Accordingly, actual results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate", "project", "plan", "believe", "expect", "anticipate", "intend" and similar expressions may identify forward-looking statements.

All forward-looking statements are qualified by the risks described under "Risk Factors" which, if they develop into actual events, could have a material adverse effect on our businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into this prospectus supplement.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this prospectus supplement to reflect circumstances existing after the date of this prospectus supplement or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

SUMMARY

The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus supplement, including the documents we have incorporated by reference, and in the indenture as described under "Description of the Notes". All references to "Limited Brands", "we", "our", and "us" in this prospectus supplement refer to Limited Brands, Inc. and its subsidiaries, unless the context requires otherwise.

The Company

Limited Brands, Inc., a Delaware corporation formerly known as The Limited, Inc., sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses. Merchandise is targeted to appeal to customers in various market segments that have distinctive consumer characteristics. Limited Brands, Inc., including Victoria's Secret, Bath and Body Works, Express, Express Men's (Structure), Lerner New York, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates approximately 4,600 specialty stores. Victoria's Secret products are also available through its catalog and www.VictoriasSecret.com.

On March 21, 2002, we completed a tax-free tender offer and merger which resulted in the acquisition of the remaining minority interest in Intimate Brands, Inc. that we did not previously own. The total purchase price was approximately $1.6 billion, based on approximately 89 million common shares of Limited Brands issued or to be issued in the transaction. See Note 14 of the Notes to the Consolidated Financial Statements of Limited Brands for fiscal year 2001, which are incorporated by reference in this prospectus supplement.

Limited Brands also owns minority equity stakes in various businesses, including Alliance Data Systems Corp., and Galyan's Trading Company Inc.

Limited Brands was re-incorporated as The Limited, Inc. under the laws of Delaware in 1982, changed its name to Limited Brands, Inc. in May 2002, and has its principal executive offices at Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216. Our Investor Relations telephone number is 614-415-7076. Internet users can obtain information about Limited Brands and its services at www.limitedbrands.com. However, the information on our website and on the Victoria's Secret website is not a part of this prospectus supplement.

Recent Developments

Sale of Lerner New York

On November 22, 2002 we announced that we have reached a definitive agreement to sell Lerner New York/New York & Company to an investor group led by the business unit's President and Chief Executive Officer Richard P. Crystal and Bear Stearns Merchant Banking. Under the terms of the agreement, we will receive $78.5 million of cash at closing, a $75 million subordinated note and warrants for 15% of the common equity of the new company. The transaction, which is subject to financing and other customary conditions, is expected to close within several weeks.

Results for Third Quarter 2002

On November 21, 2002 we reported results for the third quarter of 2002. On a reported basis, earnings per share were $0.03 for the third quarter compared to $0.21 last year. Operating income was $21.5 million compared to $153.5 million last year, and net income was $15.8 million compared to $90.2 million last year.

On an adjusted basis, third quarter earnings were $0.02 per share compared to a loss of $0.03 per share last year, operating income was $21.5 million compared to an operating loss of $16.8 million last year, and net income was $11.7 million compared to a net loss of $13.8 million last year.

Comparable store sales for the quarter ended November 2, 2002 increased 3% and net sales of $1.983 billion increased 6% compared to adjusted sales of $1.879 billion last year. Adjusted sales in 2001 exclude sales from Lane Bryant, which was sold to Charming Shoppes, Inc. in August 2001. Net sales in the third quarter of 2001 including Lane Bryant were $1.906 billion.

Adjusted results are presented in order to improve investors' understanding of financial results and improve comparability of financial information from period to period. Adjusted results as reported above include:

- Adjustments to exclude a third quarter 2002 pre-tax non-operating gain of $6.1 million, or $0.01 per share, resulting from the sale of Charming Shoppes stock which the Company received as part of the sale of Lane Bryant;

- Adjustments to exclude a third quarter 2001 pre-tax non-operating gain of $170 million, or $0.24 per share, resulting from the sale of Lane Bryant;

- Adjustments to exclude the 2001 results from Lane Bryant, which was sold to Charming Shoppes in August 2001; and

- Adjustments to eliminate minority interest expense and increase weighted average shares outstanding to reflect the March 2002 recombination of Intimate Brands, Inc. as if it had occurred at the beginning of 2001.

The following table presents certain balance sheet information as of November 2, 2002, February 2, 2002 and November 3, 2001:

	November 2, 2002	February 2, 2002	November 3, 2001
	(In thousands)		
ASSETS			
Current Assets			
Cash and Equivalents	$ 885,377	$1,375,162	$ 317,867
Accounts Receivable	112,110	79,539	127,152
Inventories	1,410,174	966,069	1,343,329
Other	263,074	261,656	304,605
Total Current Assets	2,670,735	2,682,426	2,092,953
Property and Equipment, Net	1,362,969	1,359,272	1,391,215
Deferred Income Taxes	—	67,273	79,433
Goodwill	1,315,372	121,129	123,995
Trade Names and Other Intangible Assets	450,316	30,975	33,293
Other Assets	347,424	458,148	435,852
TOTAL ASSETS	$6,146,816	$4,719,223	$4,156,741
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable	$ 411,740	$ 245,462	$ 386,772
Current Portion of Long-Term Debt	—	150,000	150,000
Accrued Expenses	600,397	648,085	550,113
Income Taxes	40,903	275,747	13,847
Total Current Liabilities	1,053,040	1,319,294	1,100,732
Deferred Income Taxes	90,544	—	—
Long-Term Debt	248,056	250,000	250,000
Other Long-Term Liabilities	229,583	228,978	235,581
Minority Interest	—	177,294	142,355
Shareholders' Equity	4,525,593	2,743,657	2,428,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,146,816	$4,719,223	$4,156,741

The Offering

Issuer	Limited Brands, Inc.
Securities Offered	$300,000,000 aggregate principal amount of 6⅛% notes due December 1, 2012.
Price	99.573%.
Interest Payment Dates	June 1 and December 1 of each year, commencing on June 1, 2003.
Interest Rate	6⅛% per annum.
Redemption	We may redeem the notes, in whole or in part, at any time at the "make-whole" prices described in "Description of the Notes—Optional Redemption".
Ranking	The notes will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured, unsubordinated indebtedness, including all other unsubordinated debt securities issued under the indenture. The indenture provides for the issuance from time to time of senior unsecured indebtedness by us in an unlimited amount. See "Description of the Notes".
Form and Denomination	The notes will be issued in fully registered form in denominations of $1,000 and in integral multiples of $1,000.
DTC Eligibility...................	Notes will be represented by global certificates deposited with, or on behalf of, The Depository Trust Company ("DTC") or its nominee. See "Description of the Notes—Book-Entry System".
Same Day Settlement	Beneficial interests in the notes will trade in DTC's same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.
Use of Proceeds	Proceeds will be used for general corporate purposes. See "Use Of Proceeds".
Trustee, Registrar and Paying Agent	The Bank of New York.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this prospectus supplement, you should carefully consider the following risk factors in deciding whether to make an investment in the notes.

Risks Relating to Limited Brands and its Business

Our revenue and profit results are sensitive to general economic conditions, consumer confidence and spending patterns.

Our growth, sales and profitability may be adversely affected by negative local, regional, national or international economic trends that shake consumer confidence, including the effects of war, terrorism or the threat thereof. Purchases of women's and men's apparel, women's intimate apparel, personal care products and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which would further adversely affect profitability.

Our net sales, operating income and inventory levels fluctuate on a seasonal basis.

Our businesses experience major seasonal fluctuations in their net sales and operating income, with a significant portion of their operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations.

Seasonal fluctuations also affect our inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling the inventory during the holiday period, we may not be able to sell the inventory at all.

We may be unable to compete favorably in the highly competitive segment of the retail industry.

The sale of intimate and other apparel, personal care products and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which would have a material adverse effect on our financial condition and results of operations.

We compete for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. In addition to the traditional store-based retailers, we also compete with direct marketers that sell similar lines of merchandise who target customers through catalogs and e-commerce. Direct marketers also include traditional store-based retailers like us who are competing in the catalog and e-commerce distribution channels. Our direct response business competes with numerous national and regional catalog and e-commerce merchandisers. Brand image, marketing, fashion design, price, service, quality, image presentation and fulfillment are all competitive factors in catalog and e-commerce sales.

Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our primary competitors sell their products in department stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

We may not be able to keep up with fashion trends and may not be able to launch new product lines successfully.

Our success depends in part on management's ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. Customer tastes and fashion trends change rapidly. If we are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which would have a material adverse effect on our profitability. Our brand image may also suffer if customers believe merchandise misjudgments indicate that we are no longer able to offer the latest fashions.

We may lose key personnel.

We believe that we have benefited substantially from the leadership and experience of our senior executives, including Leslie H. Wexner (our Chairman of the Board of Directors and Chief Executive Officer). The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Our future success will also depend on our ability to recruit, train and retain other qualified personnel. Competition for key personnel in the retail industry is intense.

Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet quality standards.

We purchase apparel through our wholly owned subsidiary, Mast, a contract manufacturer and apparel importer, as well as through other contract manufacturers and importers and directly from third-party manufacturers. Personal care, fragrance and beauty products are also purchased through other contract manufacturers and importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have narrow sales windows for much of our inventory. Factors outside our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

We rely significantly on foreign sources of production.

We purchase apparel merchandise directly in foreign markets and in the domestic market, some of which is manufactured overseas. We do not have any long-term merchandise supply contracts and many of our imports are subject to existing or potential duties, tariffs or quotas. We compete with other companies for production facilities and import quota capacity.

We also face a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

- political instability;

- imposition of new legislation relating to import quotas that may limit the quantity of goods which may be imported into the United States from countries in a particular region;

- imposition of duties, taxes, and other charges on imports;

- currency and exchange risks;

- local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity; and

- potential delays or disruptions in shipping and related pricing impacts.

New initiatives may be proposed that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions which, if enacted, would increase the cost of products purchased from suppliers in such countries. The future performance of our businesses will depend upon this and the other factors listed above which are beyond our control.

We depend on a high volume of mall traffic and the availability of suitable lease space.

Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the high volume of traffic in those malls. Our stores benefit from the ability of the mall's "anchor" tenants, generally large department stores, and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from non-mall retailers and other malls where we do not have stores and the closing of anchor department stores. In addition, a decline in the desirability of the shopping environment in a particular mall, or a decline in the popularity of mall shopping among our target consumers, would adversely affect our business.

Part of our future growth is significantly dependent on our ability to open new stores in desirable locations with capital investment and lease costs that allow us to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs.

Increases in costs of mailing, paper and printing.

Postal rate increases and paper and printing costs affect the cost of our order fulfillment and catalog and promotional mailings. The U.S. Postal Service increased its rates effective June 30, 2002, and this increase has had an impact on our costs. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. Future paper and postal rate increases would adversely impact our earnings if we are unable to pass such increases directly onto our customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

Risk Relating to the Notes

We depend on payments from our subsidiaries and claims of note holders rank junior to those of creditors of our subsidiaries.

We are a holding company that conducts substantially all of our operations through our subsidiaries. We perform management, legal, financial, tax, consulting, administrative and other services for our subsidiaries. Our principal sources of cash are from external financings, dividends and advances from our subsidiaries, investments, payments by our subsidiaries for services rendered, and interest payments from our subsidiaries on cash advances. The amount of dividends available to us from our subsidiaries largely depends upon each subsidiary's earnings and operating capital requirements. In addition, the ability of our subsidiaries to make any payments to us may be affected by tax considerations and legal restrictions.

As a result of our holding company structure, the notes will effectively rank junior to all existing and future debt, trade payables and other liabilities of our subsidiaries. Our or our creditors' right to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors, except to the extent that we may be a creditor of such a subsidiary.

USE OF PROCEEDS

Our net proceeds from the sale of the notes will be approximately $297 million after the deduction of the 0.65% underwriting discounts, commissions and expenses. We intend to use the net proceeds from the sale of the notes for general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the following periods is as follows:

For the Twenty-Six Weeks Ended		For the Fiscal Years Ended				
August 3, 2002	**August 4, 2001**	**2001**	**2000**	**1999**	**1998**	**1997**
3.04	2.57	4.95	4.08	4.01	9.11	2.42

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges to pre-tax income before minority interests in consolidated subsidiaries and income or loss from equity investees. Fixed charges include total interest and a portion of rentals, which we believe is representative of the interest factor of our rental expense.

Pre-tax income includes the effect of the following special items:

In 2002: a $33.8 million non-cash, pre-tax special and nonrecurring charge resulting from the Intimate Brands, Inc. recombination.

In 2001: (1) a $170.0 million gain from the sale of Lane Bryant and (2) an aggregate gain of $62.1 million from the initial public offerings of Galyan's Trading Company Inc. and Alliance Data Systems Corp.

In 2000: a $9.9 million charge to close Bath & Body Works' nine stores in the United Kingdom.

In 1999: (1) the reserve reversal of $36.6 million related to downsizing costs for Henri Bendel; (2) an $11.0 million gain from the sale of our 60% majority interest in Galyan's; and (3) a $13.1 million charge for transaction costs related to the Limited Too spin-off.

In 1998: (1) a $1.651 billion tax-free gain on the split-off of Abercrombie & Fitch; (2) a $93.7 million gain from the sale of our remaining interest in Brylane, Inc.; and (3) a $5.1 million charge for associate termination costs of Henri Bendel.

In 1997: (1) a $276.0 million charge related to implementation of initiatives to strengthen our various retail brands; (2) a $62.8 million net gain related to the sale of one-half of our investment in Brylane, Inc.; (3) a $13.0 million Henri Bendel inventory liquidation charge; and (4) an $8.6 million gain in connection with the initial public offering of Brylane, Inc.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements, and to the extent inconsistent, replaces, the description in the accompanying prospectus of the general terms and provisions of the debt securities to which description reference is hereby made. Capitalized terms defined in the accompanying prospectus and not defined herein are used herein as therein defined.

General

The following is a summary of the terms of the notes. The notes will be issued under an indenture dated as of March 15, 1988 between us and The Bank of New York, as trustee. This description is not complete and investors should refer to the indenture, a copy of which has been filed as Exhibit 4.1 to our Registration Statement on Form S-3 (File No. 33-53366). Defined items have the meanings assigned to them in the indenture.

Maturity, Interest, Form and Denomination

The notes will initially be limited to $300,000,000 in aggregate principal amount. These notes will mature on December 1, 2012 and will bear interest at the rate of $6\frac{1}{8}\%$ per annum.

Interest will be payable semiannually on June 1 and December 1 of each year commencing on June 1, 2003 to holders of record of the notes on the preceding May 15 and November 15, respectively. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest on the notes will be calculated on the basis of the actual number of days for which interest is payable in the relevant interest period, divided by 360.

The notes will be issued in fully registered form in denominations of $1,000 and in integral multiples of $1,000.

Further Issues of the Same Series

We may, from time to time, without the consent of the existing holders of the notes, issue additional notes under the indenture having the same terms as the notes in all respects, except for the issue date, the issue price and the initial interest payment date. Any such additional notes will be consolidated with and form a single series with the notes being offered by this prospectus supplement.

In addition to the notes, we may issue other series of debt securities under the indenture. There is no limit on the total aggregate principal amount of debt securities that we can issue under the indenture.

Ranking

The notes will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured unsubordinated indebtedness, including any other debt securities issued under the indenture.

Optional Redemption

The notes will be redeemable in whole or in part, at our option, at any time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus 30 basis points, plus accrued interest thereon to the date of redemption.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to a maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount equal to the Comparable Treasury Price for such redemption date).

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint.

"Reference Treasury Dealers" means (1) J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. and their respective successors; *provided*, *however*, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) at our option, additional primary U.S. Government securities dealers ("Primary Treasury Dealers") selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Concerning the Trustee

The Trustee has loaned money to us and provided other services to us in the past and may do so in the future as a part of its regular business.

Book-Entry System

The notes will be issued in the form of one or more fully registered global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., or Cede, as DTC's nominee. Except in the limited circumstances described in the accompanying prospectus, the notes will not be issued in definitive certificated form. The global security may be transferred, in whole and not in part, only to another nominee of DTC.

DTC has advised us and the Underwriters as follows:

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement of transactions among its participants in such securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership of interest of each actual purchaser of notes (a "beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct and indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts interests in the global notes are credited on the record date (identified in the listing attached to the Omnibus Proxy).

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy for such information.

Neither we, the Trustee nor the Underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to participants or beneficial owners.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between the DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

UNDERWRITING

We have entered into a Terms Agreement dated the date hereof with the Underwriters named below. The Terms Agreement and the Underwriting Agreement Provisions attached as an annex to the Terms Agreement are collectively referred to as the Underwriting Agreement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell all, but not less than all, the notes to the Underwriters, and each of the Underwriters has agreed to purchase the principal amount of the notes set forth opposite its name in the following table:

Underwriters	Principal amount of notes
J.P. Morgan Securities Inc.	$120,000,000
Salomon Smith Barney Inc.	120,000,000
Fleet Securities, Inc.	15,000,000
HSBC Securities (USA) Inc.	15,000,000
BNY Capital Markets, Inc.	12,000,000
Wachovia Securities, Inc.	12,000,000
Banc One Capital Markets, Inc.	6,000,000
Total	$300,000,000

The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify offers and to reject offers in whole or in part.

We have been advised by the Underwriters that they will initially offer some of the notes to investors at the offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes, the offering price, concession and reallowance may be changed by the Underwriters.

The Underwriting Agreement provides that we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

The Underwriters and their affiliates have in the past and may in the future provide investment banking, general financing and banking or other services to us and our affiliates, for which they have received and will receive fees and expenses.

We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading on the NASDAQ National Market System. We have been advised by the Underwriters that the Underwriters currently intend to make a market in the notes. The Underwriters are not obligated to do so, however, and any market-making activities will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given that an active market will develop for the notes or as to the liquidity of the trading market for the notes.

Until the distribution of the notes is completed by the Underwriters, rules of the SEC may limit the ability of the Underwriters to bid for and purchase the notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. In addition, if the Underwriters over-allot (i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement), and thereby create a short position in the notes in connection with the offering of the notes, the Underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in those transactions or that such transactions, once commenced, will not be discontinued without notice.

J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to this offering. J.P. Morgan Securities Inc. does not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor does it believe that Market Axess Inc. will act as broker for any customer of J.P. Morgan Securities Inc. Market Axess Inc. is a registered broker-dealer and will receive compensation from J.P. Morgan Securities Inc. based on transactions it conducts through the system. J.P. Morgan Securities Inc. will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

BNY Capital Markets, Inc. is an affiliate of the Trustee.

VALIDITY OF THE NOTES

Samuel Fried, who is our Senior Vice President and General Counsel, and Davis Polk & Wardwell, New York, New York will pass upon the validity of our notes. Fried, Frank, Harris, Shriver & Jacobson, New York, New York, a partnership that includes professional corporations, will issue an opinion about certain legal matters with respect to the notes for the Underwriters. As of the date of this prospectus supplement, Mr. Fried has options to purchase shares of our common stock.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended February 2, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT ACCOUNTANTS

With respect to the unaudited financial information of Limited Brands, Inc. for the thirteen-week period ended May 4, 2002 and the thirteen and twenty-six week periods ended August 3, 2002, incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for reviews of such information. However, their separate reports dated May 20, 2002 and August 22, 2002 incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because those reports are not "reports" or "parts" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

PROSPECTUS

THE LIMITED, INC.

DEBT SECURITIES AND
WARRANTS TO PURCHASE DEBT SECURITIES

The Limited, Inc., a Delaware corporation (the "Company"), may offer from time to time its debt securities ("Debt Securities") and warrants to purchase such Debt Securities ("Debt Warrants") up to an aggregate initial public offering price or purchase price of approximately U.S. $500,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units. The Debt Securities and Debt Warrants are herein collectively referred to as the "Securities". Debt Securities and Debt Warrants may be offered, separately or together as a unit, in one or more series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement"). The Securities may be sold for U.S. dollars or one or more foreign or composite currencies, and the principal of and any premium or interest on the Debt Securities may likewise be payable in U.S. dollars or one or more foreign or composite currencies.

Debt Securities of a series may be issuable in registered form without coupons or in the form of one or more global securities (each a "Global Security") for purposes of book-entry registration and transfer. Debt Warrants of a series will be issuable in registered form only.

When a particular series of Securities is offered, a Prospectus Supplement setting forth the particular terms of the offered Securities will be delivered together with this Prospectus. With regard to the Debt Securities, if any, in respect to which this Prospectus is being delivered, the Prospectus Supplement sets forth, if applicable, the specific designation, the aggregate principal amount, the currency or currencies for which such Debt Securities may be purchased and in which payments in respect of such Debt Securities may be made, denominations, maturity, premium, rate (which may be fixed, variable or zero) and time of payment of any interest, place or places of payment, terms for any sinking fund payments, terms for redemption at the option of the Company or the holder, form in which issuable, listing on any securities exchange, the initial public offering price, if any, the names of, and the principal amounts to be purchased by, any underwriters, the compensation of any agents and underwriters and any other applicable terms in connection with the offering and sale of such Debt Securities. With regard to the Debt Warrants, if any, in respect of which this Prospectus is being delivered, the Prospectus Supplement sets forth a description of the Debt Securities for which each Debt Warrant is exercisable, the amount of Debt Securities purchasable upon exercise, the currency or currencies for which such Debt Warrants may be purchased and in which they may be exercised, any restrictions on exercise, the initial public offering price, if any, exercise price, duration, detachability and any other applicable terms of such Debt Warrants.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The Company may offer and sell Debt Securities and Debt Warrants, separately or together as a unit, to or through underwriters, dealers or agents or directly to purchasers. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable discounts or commissions are set forth in the Prospectus Supplement. The net proceeds to the Company from any sale of Securities will be set forth in a Prospectus Supplement.

The date of this Prospectus is February 25, 1993.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 75 Park Place, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company has filed with the Commission a registration statement on Form S-3 (File No. 33-53366; herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission (File No. 1-8344) are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1992;

(b) the Company's Quarterly Reports on Form 10-Q for the quarters ended May 2, 1992, August 1, 1992 and October 31, 1992; and

(c) the Company's Current Report on Form 8-K dated May 27, 1992.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering hereby of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the written or oral request of such person made to: Alfred S. Dietzel, Vice President—Financial and Public Relations, The Limited, Inc., Two Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216, telephone number (614) 479-7000.

THE COMPANY

The Company is principally engaged in the purchase, distribution and sale of women's apparel. The Company operates an integrated distribution system which supports the Company's retail activities. Retailing activities are conducted through the Company's operating divisions: Limited Stores, Lerner New York, Express, Lane Bryant, Victoria's Secret, Structure, Limited Too, Abercrombie & Fitch, Henri Bendel, Cacique, Bath & Body Works and Penhaligon's. The Company also sells merchandise nationally through the Victoria's Secret, Lerner Direct, Lane Bryant Direct and Roaman's catalogues. Merchandise is targeted to appeal to customers in specialty markets who have distinctive consumer characteristics, and includes regular and special-sized fashion apparel available at various price levels. The Company's merchandise includes coats, dresses, skirts, pants, sweaters, shirts, blouses, lingerie and accessories and, to a lesser degree, men's apparel, children's apparel, fragrances, bed and bath products and specialty gift items. The Company's wholly-owned credit card bank, World Financial Network National Bank, provides credit services to customers of the retail and catalogue divisions of the Company.

The Company was reincorporated under the laws of the State of Delaware in 1982, and its principal executive offices are located at Two Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216. The Company's telephone number is (614) 479-7000.

USE OF PROCEEDS

Except as otherwise set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which could include repayments of outstanding debt and business acquisitions or investments.

RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratios of earnings to fixed charges of the Company and its subsidiaries for the periods indicated. The ratios have been calculated based upon earnings from operations before fixed charges and taxes on income. Fixed charges include interest and an estimate of the portion of minimum rentals that represents interest.

Thirty-nine Weeks Ended	Ratio of Earnings to Fixed Charges
October 31, 1992	2.97
November 2, 1991	3.15
Fiscal Year Ended	
February 1, 1992	4.24
February 2, 1991	4.90
February 3, 1990(1)	4.77
January 28, 1989	3.73
January 30, 1988	4.47

(1) Consists of 53 weeks.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

The Debt Securities are to be issued under an Indenture, dated as of March 15, 1988 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement. The following summary of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections of, or defined terms in, the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

The Debt Securities will be unsecured general obligations of the Company and will rank *pari passu* with all other unsecured and unsubordinated obligations of the Company. As a holding company, the Company's principal source of funds is dividends and advances from subsidiaries. Also, because the Company is a holding company, its rights and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon the subsidiary's liquidation or reorganization would be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with allowable claims against the subsidiary.

The Indenture provides that the Debt Securities may be issued from time to time in one or more series. The Company may authorize the issuance and provide for the terms of a series of Debt Securities pursuant to a supplemental indenture or pursuant to a resolution of its Board of Directors, any duly authorized committee of the Board or any committee of officers or other representatives of the Company duly authorized by the Board of Directors for such purpose. The Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and to issue additional Debt Securities of such series. The Indenture does not limit or otherwise restrict the amount of indebtedness which may be issued thereunder or that may otherwise be issued by the Company or any of its subsidiaries. *(Sections 301 and 1301.)*

The Indenture does not contain any covenants or provisions that would afford holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring or similar transaction.

Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable: (i) the designation, aggregate principal amount, currency or currencies and denominations of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the currency or currencies in which such Debt Securities are being sold and in which the principal of and any premium and interest on such Debt Securities will be payable and, if the holders of any such Debt Securities may elect the currency in which payments thereon are to be made, the manner of such election; (v) the rate or rates (which may be fixed, variable or zero) per annum at which such Debt Securities will bear interest; (vi) the date from which such interest on such Debt Securities will accrue, the dates on which such interest will be payable and the date on which payment of such interest will commence; (vii) if the amount of payments of principal of and premium, if any, or any interest on such Debt Securities may be determined with reference to an index based on a currency or currencies other than that in which such Debt Securities are stated to be payable, the manner in which such amount shall be determined; (viii) if the amount of payments of principal of and premium, if any, or any interest on such Debt Securities may be determined with reference to an index based on the prices of securities or commodities, with reference to changes in the prices of particular securities or commodities or otherwise by application of a formula, the manner in which such amount shall be determined; (ix) the dates on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (x) whether such Debt Securities are to be issued in the form of one or more Global Securities and, if so, the identity of the Depositary (as hereinafter defined) for such Global Security or Securities; (xi) the terms of any Debt Warrants offered together with such Debt Securities; and (xii) any other specific terms of or matters relating to such Debt Securities.

The Debt Securities will be issuable only in fully registered form without coupons or in the form of one or more Global Securities, as described below under "Global Securities". Unless the Prospectus Supplement relating thereto specified otherwise, Debt Securities denominated in U.S. dollars will be issued only in denominations of U.S. $1,000 and any integral multiple thereof. The Prospectus Supplement relating to Debt Securities denominated in a foreign or composite currency will specify the authorized denominations thereof. *(Sections 302 and 305.)*

If the amount of payments of principal of and premium, if any, or any interest on Debt Securities of any series is determined with reference to any type of index or formula or changes in prices of particular securities or commodities, the federal income tax consequences, specific terms and other information with respect to such Debt Securities and such index or formula, securities or commodities will be described in the Prospectus Supplement relating thereto.

If the principal of and premium, if any, or any interest on Debt Securities of any series are payable in a foreign or composite currency, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to such Debt Securities and such currency will be described in the Prospectus Supplement relating thereto.

Debt Securities (other than Global Securities) may be presented for transfer (with the form of transfer endorsed thereon duly executed) or exchange for other Debt Securities of the same series at the office of any transfer agent or such other agency as may be designated by the Company, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. *(Section 305.)*

Payment of principal of and premium, if any, on Debt Securities will be made in the designated currency against surrender of such Debt Securities at the Corporate Trust Office of the Trustee in The City of New York. Unless otherwise indicated in the Prospectus Supplement, payment of any instalment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of the Trustee in The City of New York or by a check in the designated currency mailed to the holder at such holder's registered address. *(Sections 307 and 501.)*

All moneys paid by the Company to a paying agent for the payment of principal of, or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security will thereafter look only to the Company for payment thereof. *(Section 503.)*

Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. *(Section 101.)*

Global Securities

The Debt Securities of a series may be issued in the form of one or more fully registered Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. *(Section 303.)*

The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Principal, premium, if any, and interest payments on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of a Global Security representing such Debt Securities. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or Securities for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. *(Section 308.)*

The Company expects that the Depositary for a series of Debt Securities, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security or Securities for such Debt Securities as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security or Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. *(Section 305.)*

Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Debt Securities of such series so issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons. *(Section 305.)*

Limitations on Liens

The Company has covenanted under the Indenture that it will not, and will not permit any Subsidiary (as defined below) to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on or security interest in any shares of Voting Stock (as defined below) of any Significant Subsidiary (as defined below), whether such Voting Stock is now owned or is hereafter acquired, without providing that each series of Debt Securities issued under the Indenture (together with, if the Company shall so determine, any other indebtedness or obligations of the Company or any Subsidiary ranking equally with such Debt Securities and then existing or thereafter created) shall be secured equally and ratably with such indebtedness. The foregoing limitation shall not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Significant Subsidiary. *(Section 504.)*

The term "Subsidiary" means any corporation of which securities entitled to elect at least a majority of the corporation's directors shall at the time be owned, directly or indirectly, by the Company or one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. *(Section 101.)*

The term "Significant Subsidiary" means a Subsidiary (treated for purposes of this definition on a consolidated basis together with its Subsidiaries) which meets any of the following conditions: (i) the Company's and its other Subsidiaries' investments in and advances to the Subsidiary exceed ten percent of the total assets of the Company and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; (ii) the Company's and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds ten percent of the total assets of the Company and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or (iii) the Company's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds ten percent of such income of the Company and its Subsidiaries consolidated for the most recently completed fiscal year. *(Section 504.)*

The term "Voting Stock" means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation; *provided* that, for the purpose of such definition, capital stock which carries only the right to vote conditioned on the occurrence of an event shall not be considered voting stock whether or not such event shall have occurred. *(Section 504.)*

Limitations on Mergers and Sales of Assets

The Company has covenanted under the Indenture that it will not enter into a merger or consolidation with another corporation, or sell other than for cash or lease all or substantially all its assets to another corporation, or purchase all or substantially all the assets of another corporation, unless (i) either the Company is the continuing corporation or the successor corporation (if other than the Company) expressly assumes by supplemental indenture the obligations evidenced by the Debt Securities (in which case, except in the case of such a lease, the Company will be discharged therefrom) and (ii) immediately thereafter, the Company or the successor corporation (if other than the Company) would not be in default in the performance of any covenant or condition of the Indenture. *(Sections 505 and 1401.)*

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee, without the consent of the holders of Debt Securities, to establish, among other things, the form and terms of any series of Debt Securities issuable under the Indenture by one or more supplemental indentures and, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities at the time Outstanding of each series which are affected thereby, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities of such series to be affected; *provided* that no such modification will (i) extend the fixed maturity of any Debt Securities, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or the premium, if any, thereon, reduce the amount of the principal of Original Issue Discount Securities payable on any date, change the coin or currency in which principal of or any premium or interest on any Debt Securities are payable or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof, without the consent of the holder of each Debt Security so affected, or (ii) reduce the aforesaid percentage of Debt Securities of any series, the consent of the holders of which is required for any such modification without the consent of the holders of all Debt Securities of such series then Outstanding or (iii) modify without the written consent of the Trustee the rights, duties or immunities of the Trustee. *(Sections 1301 and 1302.)*

Defaults

The Indenture provides that Events of Default with respect to any series of Debt Securities will be (i) default for 30 days in payment of interest upon any Debt Security of such series; (ii) default in payment of principal (other than a sinking fund instalment) or premium, if any, on any Debt Security of such series; (iii) default for 30 days in payment of any sinking fund instalment when due by the terms of the Debt Securities of such series; (iv) default, for 90 days after notice, in the performance of any other covenant in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than such series); and (v) certain events of bankruptcy or insolvency. *(Section 601.)* Additional Events of Default may be applicable to a series of Debt Securities if so provided in the supplemental indenture or Board Resolution applicable to such series. The Prospectus Supplement will describe any such additional Events of Default. If an Event of Default with respect to Debt Securities of any series should occur and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of the Debt Securities of such series then Outstanding may declare each Debt Security of that series due and payable. *(Section 602.)* The Company will be required to file annually with the Trustee a statement of an officer as to the fulfillment by the Company of its obligations under the Indenture during the preceding year. *(Section 506.)*

No Event of Default with respect to a single series of Debt Securities issued under the Indenture (and under or pursuant to any supplemental indenture or Board Resolution) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. *(Section 602.)*

Holders of a majority in aggregate principal amount of the Debt Securities of any series then Outstanding will be entitled to control certain actions of the Trustee under the Indenture and to waive past defaults with respect to such series. *(Sections 602 and 606.)* Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will not be under any obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the holders of Debt Securities, unless one or more of such holders of Debt Securities shall have offered to the Trustee reasonable security or indemnity. *(Section 1001.)*

If an Event of Default occurs and is continuing with respect to a series of Debt Securities, any sums held or received by the Trustee under the Indenture may be applied to reimburse the Trustee for its reasonable compensation and expenses incurred prior to any payments to holders of Debt Securities of such series. *(Section 605.)*

The right of any holder of any series of Debt Securities to institute an action for any remedy (except such holder's right to enforce payment of the principal of, and premium, if any, and interest on such holder's Debt Security when due) will be subject to certain conditions precedent, including a written notice to the Trustee by such holder of the occurrence of one or more Events of Default with respect to such series of Debt Securities, a request to the Trustee by the holders of not less than 25% in aggregate principal amount of the Debt Securities of that series then Outstanding to take action and an offer satisfactory to the Trustee of security and indemnity against liabilities incurred by it in so doing. *(Section 607.)*

Satisfaction and Discharge of the Indenture

At the request of the Company, the Indenture will be cancelled by the Trustee if all sums due to the Trustee under the Indenture have been paid in full and (i) all Debt Securities previously issued have been cancelled or delivered to the Trustee for cancellation, (ii) the principal of and premium, if any, and interest on all Debt Securities then Outstanding has been paid in full or (iii) funds have been deposited with the Trustee at the maturity of the Debt Securities sufficient to pay in full the principal of, and premium, if any, and interest on all Debt Securities then Outstanding. *(Sections 1101 and 1102.)*

Defeasance

If so described in the Prospectus Supplement relating to Debt Securities of a specific series, the Company may discharge its indebtedness and its obligations or terminate certain of its obligations under the Indenture with respect to the Debt Securities of such series by depositing funds or obligations issued or guaranteed by the United States of America with the Trustee. The Prospectus Supplement will more fully describe the provisions, if any, relating to such discharge or termination of obligations. *(Sections 1103 and 1104.)*

Concerning the Trustee

The Bank of New York will be the Trustee under the Indenture. The Company has and may from time to time in the future have banking relationships with the Trustee in the ordinary course of business.


DESCRIPTION OF DEBT WARRANTS


The following description of the terms of the Debt Warrants sets forth certain general terms and provisions of the Debt Warrants to which any Prospectus Supplement may relate. The particular terms of the Debt Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Warrants so offered will be described in the Prospectus Supplement relating to such Debt Warrants.

Debt Warrants may be offered independently, or together in units with any Debt Securities offered by a Prospectus Supplement, and may be attached to or separate from the Debt Securities. Each series of Debt Warrants will be issued under a separate debt warrant agreement (a "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company as debt warrant agent (the "Debt Warrant Agent"), all as set forth in the Prospectus Supplement relating to such series of Debt Warrants. The Debt Warrant Agent will act solely as the agent of the Company in connection with the certificates for the Debt Warrants (the "Debt Warrant

Certificates") of such series and will not assume any obligation or relationship of agency or trust for or with any holders of Debt Warrant Certificates or beneficial owners of Debt Warrants. Copies of the forms of Debt Warrant Agreements, including the forms of Debt Warrant Certificates, are filed as exhibits to the Registration Statement. The following summaries of certain provisions of the forms of Debt Warrant Agreements and Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreements and the Debt Warrant Certificates. Wherever particular defined terms in the Debt Warrant Agreements are referred to, it is intended that such defined terms shall be incorporated herein by reference.

Prospective purchasers of Debt Warrants should recognize that their Debt Warrants, other than any Debt Warrants having a minimum expiration value, may expire worthless. Purchasers should be prepared to sustain a total loss of the purchase price of their Debt Warrants. Prospective purchasers of Debt Warrants should be experienced in respect of options and options transactions and should reach an investment decision only after careful consideration, with their advisers, of the suitability of Debt Warrants in light of their particular financial circumstances and the information set forth in this Prospectus and in the Prospectus Supplement.

General

Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Warrants, if any, offered thereby for the terms of such Debt Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Debt Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Debt Warrants; (iv) the designation and terms of the series of Debt Securities with which such Debt Warrants are being offered and the number of such Debt Warrants being offered with each such Debt Security; (v) the date or dates on and after which such Debt Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Debt Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) Federal income tax consequences; and (ix) any other terms of such Debt Warrants.

Debt Warrant Certificates of each series will be issuable only in registered form. Debt Warrant Certificates may be presented for exchange and for transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Debt Warrant Agent for such series of Debt Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Debt Warrants), without service charge and upon payment of any taxes and other governmental charges as described in the relevant Debt Warrant Agreement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, or premium, if any, or interest, if any, on the series of Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture or to declare any event of default.

Exercise of Debt Warrants

Each Debt Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or calculable as set forth in, the Prospectus Supplement relating to such Debt Warrant. Debt Warrants of a series may be exercised at the corporate trust office of the Debt Warrant Agent for such series of Debt Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Debt Warrants) at any time prior to 5:00 P.M., New York City time, on the Expiration Date set forth in the Prospectus Supplement relating to such series of Debt Warrants. After the close of business on the Expiration Date relating to such series of Debt Warrants (or such later date to which such Expiration Date may be extended by the Company), unexercised Debt Warrants of such series will become void.

Debt Warrants of a series may be exercised by delivery to the appropriate Debt Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Debt Warrants, of the amount required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on the reverse side of the Debt Warrant Certificate evidencing such Debt Warrants. Such Debt Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt by the Debt Warrant Agent within five business days of such Debt Warrant Certificate. Upon receipt of such payment and such Debt Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Debt Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Debt Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. If fewer than all of the Debt Warrants represented by a Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued and delivered for the remaining amount of Debt Warrants.

PLAN OF DISTRIBUTION

The Company may sell Debt Securities and Debt Warrants, separately or together in units, in any of three ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or to a single purchaser. The Prospectus Supplement with respect to a particular offering of Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any such Securities will (i) entitle the underwriters to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (ii) provide that the obligations of the underwriters will be subject to certain conditions precedent and (iii) provide that the underwriters generally will be obligated to purchase all such Securities if any are purchased.

Securities also may be offered directly by the Company or through agents designated by the Company from time to time. Any such agent will be named, and the terms of any such agency (including any commissions payable by the Company to any such agent) will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment. Agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the agents may be required to make in respect thereof.

Underwriters and agents may engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

If so indicated in a Prospectus Supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain specified entities to purchase Securities from the Company pursuant to contracts providing for payment and delivery at a future date. The obligations of any purchaser under any such contract will not be subject to any conditions except those described in such Prospectus Supplement. Such Prospectus Supplement will set forth the commissions payable for solicitations of such contracts.

Underwriters and agents may from time to time purchase and sell Securities in the secondary market, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the Securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities.

LEGAL OPINIONS

Certain legal matters in connection with the Securities to be offered hereby will be passed upon for the Company by Samuel Fried, Vice President and General Counsel of the Company, and by Cleary, Gottlieb, Steen & Hamilton, New York, New York. As of January 30, 1993, Mr. Fried beneficially owned 1,142 shares of Common Stock of the Company and held options exercisable for 20,000 shares of such Common Stock (of which options relating to 5,000 shares were exercisable as of such date). Certain legal matters in connection with the Securities to be offered hereby will be passed upon for any underwriters or agents by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements and schedules for the fiscal years ended February 1, 1992, February 2, 1991 and February 3, 1990 included or incorporated by reference in the Company's Annual Report of Form 10-K for the fiscal year ended February 1, 1992, which is incorporated by reference in this Prospectus and the Registration Statement, have been audited by Coopers & Lybrand, independent certified public accountants, as indicated in their reports with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving such reports.

With respect to the unaudited interim financial information for the periods ended May 2, 1992, August 1, 1992 and October 31, 1992 incorporated by reference in this Prospectus and the Registration Statement, Coopers & Lybrand, independent certified public accountants, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended May 2, 1992, August 1, 1992 and October 31, 1992 and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Such accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each of those reports is not a "report" or a "part" of the registration statement prepared or certified by such accountants within the meaning of Section 7 and 11 of the Securities Act.

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$300,000,000

Limitedbrands

6⅛% Notes due December 1, 2012

PROSPECTUS SUPPLEMENT

November 25, 2002

JPMorgan
Salomon Smith Barney

Fleet Securities, Inc.
HSBC
BNY Capital Markets, Inc.
Wachovia Securities
Banc One Capital Markets, Inc.